               [American International Group, Inc. Letterhead]




                                                     November 20, 2000
VIA EDGAR
---------

Mr. Herbert D. Scholl
Office Chief
Office of EDGAR and Information Analysis
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                                    Re:  American International Group, Inc.
                                         CIK:  0000005272
                                         Post Effective Amendment to Form S-4
                                         Registration Statement on Form S-8
                                         File Number 333-50198
                                         Accession Number 0000950123-00-010834
                                         Accepted November 17, 2000 at 16:59

Dear Mr. Scholl:

         American International Group, Inc. ("AIG"), hereby requests the withdrawal of Post-Effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement No. 333-45828 (the "Amendment") pursuant to Rule 477 under the Securities Act of 1933, as amended, transmitted at 4:58 p.m. on November 17, 2000 with an accession number 950123-00-10834 for the following reason: The filing of the Amendment by Bowne of New York LLC, acting as filing agent, was not authorized by AIG or by its counsel Sullivan & Cromwell, and the transaction to which this Amendment relates, the acquisition of HSB Group, Inc. by AIG, has not yet been completed. AIG hereby confirms that there have been no offers or sales of securities under the Amendment.


                                                     Very truly yours,

                                                     /s/ Kathleen E. Shannon
                                                     -----------------------
                                                     By:Kathleen E. Shannon
                                                        Vice President and
                                                         Secretary
cc:      L. Jacob Fien-Helfman
         (Securities and Exchange Commission)

         Robert W. Reeder, III
         (Sullivan & Cromwell)